ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

March 13, 2015	Maureen A. Meredith
T +1 617 951 7239
maureen.meredith@ropesgray.com

VIA EDGAR

Ms. Alison White, Esq.

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	AMG Funds (Registration Nos. 333-84639 and 811-09521)

Dear Ms. White:

I am writing on behalf of AMG Funds (the “Trust”) to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) to Post-Effective Amendment No. 132 under the Securities Act of 1933, as amended (the “1933 Act”), to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”) filed on December 30, 2014, relating to AMG Trilogy Emerging Wealth Equity Fund (the “Fund”), a series of the Trust. The Trust appreciates this opportunity to respond to the Staff’s comments. The Staff’s comments and the Trust’s responses are set forth below. Certain defined terms used herein have the meaning set forth in the Fund’s prospectus (the “Prospectus”).

General

1. Comment: Please update the Fund’s series and class identifiers on EDGAR to reflect exchange ticker symbols, as appropriate.

Response: The Trust confirms that the Fund’s class identifiers on EDGAR have been updated to reflect the relevant exchange ticker symbols.

Prospectus

2. Comment: In the footnote to the Annual Fund Operating Expenses table relating to the Fund’s expense limitation and recoupment agreement, unless required by the Financial Industry Regulatory Authority, Inc. (“FINRA”), please consider removing disclosure of what total annual operating expenses for each class would be if the maximum amount of shareholder servicing fees and distribution and service (12b-1) fees were charged.

Response: The requested change has been made.

3. Comment: Given that the Fund may invest in exchange-traded funds (“ETFs”), please confirm that no line item relating to Acquired Fund Fees and Expenses is required in the Annual Fund Operating Expenses table.

Response: The Trust notes that the Fund does not currently intend to invest in ETFs as a principal investment strategy; therefore, the Trust has revised the Fund’s principal investment strategies disclosure to remove the reference to ETFs. The Trust confirms that the Annual Fund Operating Expenses table has been prepared in accordance with the requirements of Form N-1A as to Acquired Fund Fees and Expenses.

4. Comment: Please advise why the use of the word “Emerging” in the name of the Fund does not trigger an 80% policy under Rule 35d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”).

Response: The Trust believes that the use of the word “Emerging” in the name of the Fund does not trigger an 80% policy under Rule 35d-1 under the 1940 Act because the words “Emerging Wealth” in the name of the Fund do not suggest that the Fund focuses its investments in a particular geographic region. The Fund does not intend to invest in companies domiciled in a particular geographic region and, in fact, the Fund’s strategy begins with a single global investable universe.

5. Comment: Please disclose the Fund’s method for determining whether a country is in an emerging market.

Response: The requested change has been made.

6. Comment: With respect to the following sentences in the Fund’s principal investment strategies disclosure, please briefly explain what “local access products” are in plain English and try to re-word the disclosure consistent with plain English principles: “‘Local access products’ include equity linked notes, participation notes, and low exercise price call warrants. These instruments are typically written against underlying shares physically held by the broker under their global registration.”

Response: The Trust has revised the Fund’s principal investment strategies disclosure in response to this Comment.

7. Comment: Please confirm supplementally that the Fund’s derivatives-related disclosures are consistent with the Staff’s letter to the Investment Company Institute dated July 30, 2010 (the “ICI Letter”). Please also specify the purposes for which the Fund may use derivatives in the principal investment strategies disclosure.

Response: The Trust believes that the Fund’s derivatives-related disclosures are consistent with the Staff’s position as set forth in the ICI Letter and has revised the Fund’s principal investment strategies disclosure to specify the purpose for which the Fund may use derivatives.

8. Comment: Under “Additional Information About the Fund – Fund Management,” please add the date of the shareholder report that will include the Fund’s 15(c) disclosure.

Response: The requested change has been made.

9. Comment: Under “Additional Information About the Fund – Past Performance of Other Trilogy Emerging Wealth Equity Accounts,” please confirm the Trust has the information necessary to support the performance information disclosed in the Prospectus as required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).

Response: Trilogy, the Fund’s subadvisor, has confirmed to the Trust that Trilogy has the information necessary to support the performance information disclosed in the Prospectus as required by Rule 204-2(a)(16) under the Advisers Act.

10. Comment. Under “Additional Information About the Fund – Past Performance of Other Trilogy Emerging Wealth Equity Accounts,” please advise why it is appropriate to exclude accounts below $2 million from the Composite and confirm/explain why such exclusion is not misleading.

Response: As disclosed in the Prospectus, the Composite includes all fully discretionary institutional and mutual fund accounts (including subadvisory relationships) with investment objectives, policies and strategies substantially similar to those of the Fund, managed by Trilogy for at least one full month, having a minimum account size of $2 million. Trilogy manages pools of assets for both institutional and individual investors and typically does not manage pools of assets that are less than $2 million in value. Given this general firm minimum, Trilogy respectfully submits that it is appropriate to exclude accounts, if any, below $2 million from the Composite and confirms that such exclusion would not cause the Composite performance to be misleading.

11. Comment. Under “Additional Information About the Fund – Past Performance of Other Trilogy Emerging Wealth Equity Accounts,” please update performance information for periods ended December 31, 2014 and add returns for the 5-year period ended December 31, 2014 to the average annual total returns table, if appropriate.

Response: The Trust has revised the disclosure in the above-reference section to provide performance information for periods ended December 31, 2014. The inception date of the Composite is April 1, 2011; therefore, 5-year returns for the period ended December 31, 2014 are not applicable.

12. Comment: In the Shareholder Guide, the Staff notes that “Guarantor Institution” is capitalized but not defined in a footnote to the table regarding how to buy and sell shares. Please consider whether this should be a defined term.

Response: The Trust has revised the disclosure in the Shareholder Guide as follows:

A medallion guarantee is a signature guarantee by a guarantor institution such as a bank, broker-dealer, credit union, national securities exchange, or savings association that is a recognized participant of the Securities Transfer Agents Medallion Program (STAMP) 2000. ~~Guarantor Institution, which is participating in a Signature Guarantee Program recognized by the Securities Transfer Association (STA).~~

13. Comment: In the Shareholder Guide, with respect to redemptions in-kind, please add disclosure that securities received in kind remain at the risk of the market until they are sold and may incur brokerage fees. In addition, if the Fund may make redemptions in-kind with illiquid securities, please disclose that such securities may not be sellable.

Response: The Trust has added the following disclosure to the Shareholder Guide:

If the Fund makes a redemption-in-kind, the securities received as payment remain subject to market and other risks until they are sold and may incur transaction costs, such as brokerage fees.

The Trust notes that the Fund’s SAI also contains information regarding the Fund’s policies with respect to redemptions in-kind. The Trust has revised the Fund’s SAI disclosure under “Purchase, Redemption and Pricing of Shares – Redeeming Shares” as follows:

If shares are redeemed in kind, the redeeming shareholder might incur transaction costs in converting the assets to cash and the assets will be subject to market and other risks until they are sold.

In addition, the Trust confirms that the Fund does not currently intend to make redemptions in-kind with illiquid securities.

As requested, we acknowledge the following: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to such comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. As indicated in the SEC’s June 24, 2004, release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

Please direct any questions you may have with respect to this filing to me at (617) 951-7239.

Very truly yours,

/s/ Maureen A. Meredith

Maureen A. Meredith

cc:	Lewis Collins, Esq.
Gregory C. Davis, Esq.
Adam M. Schlichtmann, Esq.